January 17, 2014

Deborah Skeens

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Sandalwood Opportunity Fund

Dear Ms. Skeens:

On November 20, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Sandalwood Opportunity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 561 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Registration Statement”).  You provided the following comments on December 18, 2013 to the Registration Statement by phone to Cassandra Borchers.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

PROSPECTUS:

Comment 1.

Please confirm that all missing or incomplete information or required exhibits will be included in the 485(b) filing.

Response.   Registrant confirms that any missing expense, performance, or other necessary information and exhibits that was not included in the 485(a) filing will be completed upon amendment.

Comment 2.

Unless the Fund qualifies as a new fund, please include actual expense information from the prior semi-annual or annual period (as applicable) in the Expense Table.

Response.  Registrant has incorporated actual expense information from the recently ended fiscal year for Classes A and I in the 485(b) filing.

Comment 3.

A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund has included this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response.  Registrant confirms that a copy of the current operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date of the prospectus.  Registrant has updated the footnote to the fee table accordingly.

Comment 4.

Please confirm that in calculating the Example, Registrant  only included the fee waiver for the current term of such agreement, and used gross operating expense numbers for longer terms.

Response.   Registrant confirms the expense limitation was only used for the term of the current agreement when calculating the Example.

Comment 5.  Please review the Fund's Principal Investment Strategy Section.  It appears to relate mainly to the investment process or procedures, rather than summarizing the Fund’s principal investment strategy.

Response.  Registrant has reviewed the Principal Investment Strategies in the Fund Summary and believes it accurately summarizes the Fund’s principal investment strategies.

Comment 6.

In the “Principal Investment Strategies” section, Registrant moved disclosure related to long/short equity strategies.  Please inform for the Staff the reason for this revision, and whether the Fund changed the extent to which it invests in long/short equities.

Response.  The Registrant revised the disclosure, moving portions related to equity investing to reflect the fact that the equity/long/short strategies will not be used with the same frequency and prominence as the fixed income strategies.

Comment 7.

Until Manager of Managers relief has been granted, please revise the disclosure by removing references to Sandalwood “replacing” Sub-advisers.

Response.  The language has been revised as requested in the 485(b) filing.

Comment 8.

The “Principal Investment Risk” section, please explain what is meant by “tracking risk” under the derivatives risk disclosure.

Response.  The requested revision has been made and the following added:

“… tracking risk (the derivatives may not track the underlying securities)…”

Comment 9.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the in consideration of the Barry Miller letter.  Registrant believes the derivatives-related disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 10.

In Management Risk, please include disclosure that as a result of various strategies, a positive market may negatively impact the fund.

Response.  The Management Risk has been revised to include the following:

“As a result of certain strategies designed to mitigate market risk, the Fund may not participate as fully in positive markets because of these strategies and each strategy could negatively impact the Fund.”

Comment 11.

The Prospectus includes an Underlying Funds risk, but the Expense Table does not list Acquired Fund Fees and Expenses.  Please confirm this is correct.

Response.  The Registrant has confirmed that the Fund did not incur AFFE above 0.01% in its first fiscal year and therefore a separate line for AFFE is not included in the fee table.  However, Registrant believes the Underlying Fund risk remains appropriate disclosure in the prospectus.

Comment 12.

  In the “Performance” section, please include the Fund’s performance for the calendar year ended December 31st.

Response.  The performance information has been included in the 485(b) amendment.

Comment 13.

  In the “Portfolio Managers” section, please include information required by Form N-1A, Item 5(b).

Response.  The length of service of each portfolio manager has been added.

Comment 14.  Please include the information required by Form N-1A, Item 12(b)(2).

Response.  The requested revision has been included under Distribution of Shares:

“Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

STATEMENT OF ADDITIONAL INFORMATION:

Comment 15.

  In the SAI, please include all information required by N-1A Items 19 and 20 regarding the Fund’s sub-advisers and portfolio managers.    Please disclose information regarding the portfolio managers’ compensation.

Response.  Registrant will revise the disclosure as requested in the 485(b) amendment to include all items required by Item 19 and 20, adding particular information regarding the current Fund holdings of all portfolio managers, information regarding Conflicts of Interests with respect to each sub-adviser, information with respect to sub-advisory and portfolio manager compensation, and other accounts managed by each portfolio manager.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265

Very truly yours,

Cassandra W. Borchers

Cassandra Borchers